UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Edenor S.A – Earnings Release 4Q22	1

Results for the fourth quarter 2022

Ticker: EDN

Ratio: 20 Class B shares = 1 ADR

Number of Shares net of Treasury Shares: 875,3 millon Shares | 43,8 million ADRs

Total Shares:

906,5 million Shares | 45,3 million ADRs

Market Capitalization:

ARS 146,134 billion | USD 378,576 million

Investor Relations Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, March 9th, 2023. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, informs its results for the fourth quarter of 2023. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast information

On Friday, March 10th, 2023, at 11 a.m. Buenos Aires / 9 a.m. New York time, there will be a webcast to analyze edenor’s 4Q22 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

Those interested in participating in the webcast are required to register by clicking here.

Questions will be answered exclusively through the webcast system.

[1] Market Price as of March 8, 2023, AR$ 166,95 per share and USD 8,65 per ADR

Edenor S.A – Earnings Release 4Q22	2

SUMMARY OF RESULTS FOR THE FOURTH QUARTER 2022

Edenor exceeds the investments level of the previous year and advances on the path of normalization of the sector.

In millon of Pesos	12 months			4Q
in constant purchising power	2022	2021	Δ%	2022	2021	ΔARS	Δ%
Revenue from sales	205,835	221,091	(7%)	46,554	47,624		(2%)
EBITDA	6,114	10,057	n/a	14,074	(3,096)		n/a
Net income	(17,468)	(41,577)	58%	(14,368)	(12,935)		(11%)
Capital expenditures	33,900	31,653	7%	7,102	6,866		3%

Revenues from sales decreased by 2%, reaching AR$ 46,554 million in 4Q22 in real terms, accumulating a 7% decrease during the year 2022. This was mainly due to tariff delay, inflation and increased operating costs.

EBITDA had a positive result of AR$ 14,074 million. During 2022, it accumulates a positive result of AR$ 6,114 million. The difference is explained by a decrease in sales revenue, as a result of a tariff freeze, an increase in operating costs, partially offset by an improvement in energy losses and a gain of ARS18,136 due to the compensation with the Agreement with CAMMESA

Net results accumulated losses for AR$ 14,368 million in 4Q22. If we analyze the accumulated net result as of December 30, 2022, losses decreased by 11% compared to the same period of last year.

During the fourth quarter of the year, there was a higher loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2021.

During 2022, investments reached AR$ 33,900 million. They increased by 7% in real terms compared to those made during the same period in 2021.

By year end 2022, collection of trade receivables was 97.65%, the defaulting balance amounted to 9,367 million pesos, and general customer satisfaction was 89,3%.

On October 25, 2022, the company completed the cancellation and voluntary exchange of 9.75% Class 9 Corporate Bonds Financial Debt, for a total of USD 98.05 million.

The operation included a debt exchange that had the support of 77.35% of the holders (USD 75,855,000), in two stages, through which new Class 1 Corporate Bonds (under NY Law) were issued for the part in kind, for a total of USD 55,244,538, which expires on May 2025.

In turn, on September 22, Series 2 was issued for USD 30,000,000 (hard dollar under Argentine Law), with maturity date November 2024. As a result of the above, the corporate debt horizon was resolved.

On March 7, Class 2 Additional Corporate Bonds up to USD 30 million (hard dollar under Argentine law) were launched, also expiring on November 2024.

Edenor S.A – Earnings Release 4Q22	3

REGULATORY FRAMEWORK

On December 29, 2022, an Agreement Regularization of Obligations Act was signed, in accordance with the provisions of Article 87 of Law 27,591, where the Company acknowledges owing CAMMESA the sum of $57,159 for the periods expired since September 2020 until August 2022. Likewise, the Ministry of Energy recognizes the Company, a credit for $ 24,174. Therefore, the Company agrees to pay a debt of $32,985. A total of $5,665 is added to said amount as of December 31, 2022, as updates, the total debt being financed through a payment plan for $38,650, in 96 installments with a 6-month grace period an interest rate equivalent8 to 50% of that in force in the MEM.

Through ENRE Resolution No. 576/2022, a Public Hearing was convened for January 23, 2023, in order to inform and hear opinions regarding the proposals aimed at obtaining a temporary adjustment in the rate, within the Process of renegotiation of the RTI and prior to defining the rates to be applied by the concessionaires.

On February 28, the ENRE authorized through Resolution 241/23 an increase in the VAD in two tranches, being 108% from April 1 and an additional 74% from April 1. of June 2023.

RATINGS

The Ratings granted by the rating agencies are as follows.

FixScr and Moody's confirmed their rating in February 2023, due to the Issuance of Class 2 Additional ONs, Hard Dollar

Edenor S.A – Earnings Release 4Q22	4

MAIN RESULTS FOR THE FOURTH QUARTER 2022

In millon of Pesos	12 Months			4Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Revenue from sales	205,835	221,091	(7%)	46,554	47,624	(2%)
Energy purchases	(143,228)	(135,966)	5%	(35,865)	(29,988)	20%
Gross margin	62,607	85,125	(26%)	10,689	17,636	(39%)
Operating expenses	(96,638)	(93,604)	3%	(24,073)	(24,497)	(2%)
Other operating expenses	10,402	9,435	10%	5,439	2,151	153%
Net operating income	(31,249)	(8,563)	265%	(8,848)	(7,454)	19%
Financial Results, net	(89,138)	(48,999)	82%	(28,280)	(16,136)	75%
RECPAM*	99,617	46,440	115%	27,469	10,008	174%
Income Tax	(14,834)	(30,455)	(51%)	(4,709)	647	(97%)
Net income	(17,468)	(41,577)	(58%)	(14,368)	(12,935)	(11%)

Revenues from sales

Revenues from sales decreased by 2 % to AR$ 46,554 million in 4Q22, against AR$ 47,624 million in 4Q21. This is mainly due to the tariff delay in an inflationary context partially offset by the volume levels of energy sold.

Energy purchases

Energy purchases increased by 20% to AR$ 35,865 million in 4Q22, against AR$ 29,998 million for the same period in 2021. The reference seasonal price for residential customers is still subsidized by the Federal Government.

Gross Margin

The gross margin corresponding to 4Q22 was AR$ 10,689 million, which represents a fall of 39% compared to the same period of the previous year. The accumulated gross margin as of December 31, 2022 was AR$ 62,607 million, which represents a fall of 26% compared to the same period of the previous year, mainly due to the tariff delay in an inflationary context partially offset by the volume levels of energy sold.

By means of Resolution No. 313/2022, the ENRE approved the Tariff Scheme to be applied as of September 1, 2022 to Level 1 Residential users and other tariff categories of EDENOR. For Levels 2 and 3, the Tariff Scheme provided for in ENRE Resolution No. 222/2022 continues to be in force.

On February 28, 2023, through Resolution No. 241/2023, the ENRE approved the new rate charts, being 108%, as of April 1, and an additional 74% for June 1, 2023.

Edenor S.A – Earnings Release 4Q22	5

	12 Months 2022			12 Months 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	10,361	45.4%	2,886,189	9,868	45.5%	2,853,455	5.0%	1.1%
Small commercial	2,056	9.0%	339,470	1,839	8.5%	337,797	11.8%	0.5%
Medium commercial	1,529	6.7%	30,825	1,447	6.7%	30,863	5.7%	(0.1%)
Industrial	3,714	16.3%	7,050	3,492	16.1%	6,900	6.3%	2.2%
Wheeling System	3,776	16.5%	686	3,703	17.1%	684	2.0%	0.3%
Others
Public lighting	634	2.8%	21	665	3.1%	21	(4.6%)	0.0%
Shantytowns and others	755	3.3%	588	695	3.2%	563	8.5%	4.4%
Total	22,826	100%	3,264,829	21,710	100%	3,230,283	5.1%	1.1%

	4Q 2022			4Q 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,393	43.8%	2,886,189	2,267	43.3%	2,853,455	5.5%	1.1%
Small commercial	497	9.1%	339,470	466	8.9%	337,797	6.6%	0.5%
Medium commercial	383	7.0%	30,825	370	7.1%	30,863	3.5%	(0.1%)
Industrial	924	16.9%	7,050	898	17.1%	6,900	2.9%	2.2%
Wheeling System	958	17.6%	686	948	18.1%	684	1.1%	0.3%
Others
Public lighting	138	2.5%	21	146	2.8%	21	(5.6%)	0.0%
Shantytowns and others	165	3.0%	588	146	2.8%	563	13.1%	4.4%
Total	5,457	100%	3,264,829	5,241	100%	3,230,283	4.1%	1.1%

* 561.090 customers benefit from Social Tariff

Volume of Energy Sales

The volume of energy sales increased by 4.1%, reaching 5,457 GWh in 4Q22, against 5,241 GWh for the same period of 2021.

Furthermore, edenor’s customer base rose by 1.1 % compared to the same period of the previous year, reaching more than 3.264,829 million of customers, mainly on account of the increase in residential customers and small commercials as a result of the market discipline actions and the installation of 41 integrated energy meters during the last quarter that were mainly intended for the regularization of clandestine connections.

Operating Expenses

In million of pesos	12 months			4Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Salaries, social security taxes	(32,731)	(30,464)	7%	(8,868)	(7,608)	17%
Pensions Plans	(1,202)	(1,471)	(18%)	(78)	40	(297%)
Communications expenses	(1,289)	(1,633)	(21%)	(223)	(372)	(40%)
Allowance for the imp. of trade and other receivables	(2,199)	(3,822)	(42%)	(254)	(1,096)	(77%)
Supplies consumption	(3,587)	(4,824)	(26%)	(440)	(1,302)	(66%)
Leases and insurance	(1,127)	(997)	13%	(305)	(246)	24%
Security service	(1,428)	(1,298)	10%	(504)	(361)	40%
Fees and remuneration for services	(22,625)	(22,447)	1%	(6,117)	(6,760)	(10%)
Amortization of assets by right of use	(1,033)	(892)	16%	(269)	112	(341%)
Public relations and marketing	(1,896)	(226)	739%	(730)	(207)	252%
Advertising and sponsorship	(977)	(117)	735%	(376)	(108)	250%
Depreciation of property, plant and equipment	(18,193)	(17,728)	3%	(4,517)	(4,470)	1%
Directors and Sup. Committee members’ fees	(69)	(69)	0%	(50)	(15)	234%
ENRE penalties	(4,868)	(3,982)	22%	(474)	(1,154)	(59%)
Taxes and charges	(3,366)	(3,577)	(6%)	(857)	(934)	(8%)
Other	(46)	(55)	(16%)	(8)	(14)	(39%)
Total	(96,638)	(93,604)	3%	(24,072)	(24,497)	(2%)

Operating expenses accumulated as of December increased by 3%, reaching ARS 96,638 million during 2022, against AR$ 93,604 million in 2021.

Financial Results

Financial results experienced a higher loss in the amount of ARS 28,280 million in 4Q 2022, an increase of 75%. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA. As of December 2022, accumulated losses were AR$ 89,138.

Edenor S.A – Earnings Release 4Q22	6

Net Income

Net income decreased by 11%, reaching losses for AR$ 14,368 million in 4Q22, against AR$ 12,935 million for the same period in 2021. There was a higher loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher positive result for exposure to changes in purchasing power (RECPAM).

EBITDA
In millon of Pesos	12 months			4Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Net operating income	(31,249)	(8,563)	265%	(8,848)	(7,454)	19%
Depreciation of property, plant and equipment	19,226	18,620	3%	4,786	4,358	10%
Act of agrrement cammesa	18,136	-	-	18,136	-	-
EBITDA	6,113	10,057	n/a	14,074	(3,096)	n/a

EBITDA had a positive result of ARS 14,074 in 4Q22, taking into account the effects of the Obligations Regularization Agreement Act with cammesa with a gain of ARS18,136. The accumulated EBITDA for 2022 was ARS 6,114

Capital Expenditures

During the twelve months of 2022, edenor´s capital expenditures totaled ARS 33,900 million, against ARS 31,653 million in 2021, an increase of 7 % in real terms compared to the same period of the previous year.

Investments for the 4Q2022 were as follows:

•	AR$ 10,863.3 million in Electricity-related activities
•	AR$ 1,735.6 million in Systems and others
•	AR$ 1,349.0 million in Projects Staff Cost

In order to meet demand, improve service quality and reduce non-technical losses, most of the investments were assigned to the increase in capacity, installation of remote control equipment in the medium voltage network, connection of new supplies and installation of self-managed energy meters. All investments are made prioritizing the protection of the environment and safety on public roads.

Edenor S.A – Earnings Release 4Q22	7

Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the fourth quarter of 2022, SAIDI and SAIFI indicators for the last 12 months were 8.6 hours and 3.6 outages on average per client per year, registering records levels and evidencing a 19% and 13% improvement, respectively, compared to the same period of the previous year. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

SAIDI

Edenor S.A – Earnings Release 4Q22	8

SAIFI

Energy Losses

In 4Q22, energy losses experienced a 15.6 % decrease, against 16,6 % for the same period of the previous year.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

In addition, during the period from October to December 2022, 83,141 inspections of Tariff 1 (Residential and General users) were conducted with a 56.5 % efficiency, while for the same period of the previous year 123,486 inspections had been conducted with a 45.1%. efficiency. Moreover, 15,086 Integrated Energy Meters (MIDE) were installed during 2022.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a rate of recidivism in fraud has been observed.

Edenor S.A – Earnings Release 4Q22	9

Energy Losses

Indebtedness

As of December 31, 2022, the outstanding principal of our dollar-denominated financial debt amounts to USD 85 million, whereas the cash position net of financial debt amounts to USD -88 million.

As a subsequent event, on October 25, 2022, the company completed the cancellation and voluntary exchange of 9.75% Class 9 Corporate Bonds Financial Debt, for a total of USD 98.05 million.

The operation included a debt exchange that had the support of 77.35% of the holders (USD 75,855,000), in two stages, through which new Class 1 Corporate Bonds (under NY Law) were issued for the part in kind, for a total of USD 55,244,538, which expires on May 2025.

On September 22, Series 2 was issued for USD 30,000,000 (hard dollar under Argentine Law), with maturity date November 2024. As a result of the above, the corporate debt horizon was resolved.

In turn, on March 3, Class 2 Additional Corporate Bonds up to USD 30 million (hard dollar under Argentine law) were launched, also expiring on November 2024.

The terms and conditions Class 1 Senior Notes due 2025 impose restrictions on the Company´s ability to go into debt.

Such terms and conditions provide that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Indebtedness ratio is greater than 3.75 or less than 0 and the Financial Expenses Coverage ratio is less than 2.

This situation does not trigger any Payment Default Event and the Company may incur in certain Permitted Indebtedness as established in the terms and conditions of the Notes (including the refinancing of its outstanding Notes)

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

During 2022, the eighth sustainability report was issued, corresponding to year 2021. As from this edition, it will be made annually in both Spanish and English.

Edenor S.A – Earnings Release 4Q22	10

About edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In the fourth quarter, edenor sold 5,547 GWh of energy and purchased 6,475 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 205,835 billion adjusted by inflation as of December 2022. In turn, the company had negative net results in the amount of AR$ 17,893 billion.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 12º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Release 4Q22	11

Condensed Interim Statements of Financial Position

As of December 31, 2022 and 2021

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	12.31.2022	12.31.2021		12.31.2022	12.31.2021
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	329,390	324,471	Adjustment to share capital	92,562	92,553
Interest in joint ventures	19	23	Additional paid-in capital	1,280	1,272
Deferred tax asset	830	706	Treasury stock	31	31
Other receivables	3	12	Adjustment to treasury stock	1,983	1,992
Financial assets at amortized cost	-	-	Adquisition cost of own shares	(7,651)	(7,651)
Total non-current assets	330,242	325,212	Legal reserve	6,467	6,467
			Opcional reserve	62,625	62,625
Current assets			Other comprehensive loss	(330)	(330)
Inventories	4,875	5,714	Accumulated losses	(53,554)	(35,447)
Other receivables	7,478	3,541	TOTAL EQUITY	104,288	122,387
Trade receivables	26,652	29,168
Financial assets at amortized cost	-	404	LIABILITIES
Cash and cash equivalents	7,137	5,268	Non-current liabilities
Total current assets	70,026	69,755
			Trade payables	825	1,097
			Other payables	15,002	15,700
TOTAL ASSETS	400,268	394,967	Borrowings	11,662	-
			Deferred revenue	1,654	2,803
			Salaries and social security payable	615	662
			Benefit plans	1,454	1,655
			Deferred tax liability	90,737	82,105
			Provisions	5,779	6,611
			Total non-current liabilities	127,728	110,633

			Current liabilities
			Trade payables	148,619	126,511
			Other payables	6,369	6,604
			Borrowings	4,084	17,042
			Derivative financial instruments	12	-
			Deferred revenue	44	73
			Salaries and social security payable	6,604	7,500
			Benefit plans	131	217
			Tax payable	-	2,082
			Tax liabilities	1,103	1,027
			Provisions	1,286	891
			Total current liabilities	168,252	161,947
			TOTAL LIABILITIES	295,980	272,580

			TOTAL LIABILITIES AND EQUITY	400,268	394,967

Edenor S.A – Earnings Release 4Q22	12

Condensed Interim Statements of Comprehensive Income
for the twelve-month period ended on December 31, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	12.31.2022	12.31.2021
	ARS	ARS

Continuing operations
Revenue	205,835	221,091
Electric power purchases	(143,228)	(135,966)
Subtotal	62,607	85,125
Transmission and distribution expenses	(55,108)	(56,708)
Gross loss	7,499	28,417
Selling expenses	(23,669)	(22,391)
Administrative expenses	(17,861)	(14,505)
Other operating income	10,354	9,431
Other operating expense	(7,566)	(9,515)
Operating Profit (Loss)	(31,243)	(8,563)
Labilities regularization agreement	-	-
Financial income	65	127
Financial expenses	(87,773)	(52,517)
Other financial expense	(1,430)	3,391
Net financial expense	(89,138)	(48,999)
RECPAM	99,617	46,440
Profit (Loss) before taxes	(20,764)	(11,122)

Income tax	(14,834)	(30,455)
Profit (Loss) for the period	(35,598)	(41,577)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(3.22)	(1.16)

Edenor S.A – Earnings Release 4Q22	13

Condensed Interim Statements of Comprehensive Income
for the twelve-month period ended on December 31, 2022 and 2021

Values expressed at historical values

In millon of Argentine Pesos in constant purchising power	12.31.2022	12.31.2022
	ARS	ARS

Continuing operations
Revenue	19,009	9,725
Electric power purchases	(13,920)	(5,802)
Subtotal	5,088	3,923
Transmission and distribution expenses	(3,630)	(1,713)
Gross loss	1,459	2,210
Selling expenses	(2,374)	(810)
Administrative expenses	(1,794)	(736)
Other operating expense, net	47	(48)
Operating Profit (Loss)	(2,663)	616
Financial income	0	3
Other financial expense	6,315	191
Net financial expense	(4,907)	(2,511)

RECPAM	0	0
Profit (Loss) before taxes	(7,570)	(1,684)

Income tax	874	8
Profit (Loss) for the period	(6,696)	(1,675)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(7.65)	(1.91)

Edenor S.A – Earnings Release 4Q22	14

Condensed Interim Statements of Cash Flows

For the twelve-month period ended on December 31, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	12.31.2022	12.31.2021
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(17,468)	(41,577)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	10,367	58,054

Changes in operating assets and liabilities:
Increase in trade receivables	(6,535)	(5,236)
Increase in trade payables	62,072	35,525
Income tax payment	(96)	-
Cammesa Commercial Financing	-	-
Others	(14,938)	(5,180)

Net cash flows provided by operating activities	33,402	41,586

Net cash flows used in investing activities	(32,690)	(49,760)

Net cash flows used in financing activities	1,316	(2,801)

Net (decrease) increase in cash and cash equivalents	2,028	(10,975)

Cash and cash equivalents at beginning of year	6,179	12,821
Exchange differences in cash and cash equivalents	2,136	4,340
Result for exposure to inflation in cash and cash equivalents	15	(8)
Net decrease in cash and cash equivalents	(6,700)	(10,975)
Cash and cash equivalents at the end of period	1,630	6,178

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement		-
Acquisitions of property, plant and equipment through increased trade payables	(2,170)	(2,959)
Acquisitions of assets for rights of use through an increase in other debts	(912)	(1,050)

Edenor S.A – Earnings Release 4Q22	15

Investor Relations Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – Earnings Release 4Q22	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2023